BYLAWS
OF
LAEGACY, INC.
("CORPORATION")

ARTICLE I
SHAREHOLDERS

     1.1.   **Annual Meeting**. The annual meeting of the Shareholders will be held in the month of January, commencing in January, 2021, at a place to be determined by the Board of Directors, for the purpose of electing Directors and for the transaction of other such business as may come before the meeting. If the election of Directors is not held on the date designated herein for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special Shareholders' meeting as soon thereafter as convenient. Failure to hold the annual meeting at the designated time will not work any forfeiture or dissolution of the Corporation, nor will it affect the validity of any corporate action. The meeting of the Shareholders may be held by means of a conference telephone or similar communication equipment by which all persons participating in the meeting can simultaneously communicate with each other. Participation by this means constitutes presence in person at the meeting for purposes of waiver of notice.

     1.2.   **Special Meeting**. Special meetings of the Shareholders may be called at any time by the Board of Directors or, by a shareholder or shareholders holding at least twenty-five (25%) of all issued and outstanding shares of stock of the Corporation. Such shareholder or shareholders must deliver to the Secretary a signed and dated demand stating the time, date, and purpose or purposes of the special meeting. Said special meeting will be held at the principal office of the Corporation. The meeting of the Shareholders may be held by means of a conference telephone or similar communication equipment by which all persons participating in the meeting can simultaneously communicate with each other. Participation by this means constitutes presence in person at the meeting for purposes of waiver of notice.

     1.3.   **Action by Consent**. Any action required or permitted to be taken at any meeting of the Shareholders may be taken without a meeting, without prior notice, and without a vote if a consent in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Shares entitled to vote thereon were present and voted and delivered to the Corporation. Prompt notice of any such Shareholder action without a meeting by less than unanimous written consent shall be given to those Shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

1.4. **Quorum and Voting**.

      A.   Quorum. At any meeting of the Shareholders, 60% of the outstanding shares of stock is required to constitute a quorum for the transaction of business.

      B.   Voting. Each shareholder is entitled to cast one vote for each share of stock standing in his name on the books of the Corporation as of thirty (30) days prior to any meeting of the Shareholders. Votes may be cast, in person or by proxy. Shareholders are entitled to vote upon the election of Directors, any matters specified in the Indiana Business Corporation Law (the "Act"), the Articles of Incorporation, and these Bylaws. On any matter that the Shareholders are entitled to vote upon, the affirmative vote of 60% of the shares is required unless otherwise provided in the Act, the Articles of Incorporation, or these Bylaws.

1.5.   **Notices to Shareholders**. Unless notice is waived, the Secretary shall provide notice of meetings by ordinary United States mail, electronic transmission, or facsimile, postmarked or transmitted at least ten (10) days and not more than sixty (60) days prior to such meeting. Attendance at the meeting in person or by proxy will constitute waiver of notice.

1.6.   **Notification of Changes of Address**. The Shareholders shall notify the Secretary of the Corporation, in writing, of any change in their address. The Corporation, its Shareholders, Directors, officers, organizers, employees or agents will not be liable for failing to direct notices, profits, or other documents or property to an address other than the one appearing upon the Corporation's Stock Transfer Ledger.

ARTICLE II
BOARD OF DIRECTORS

2.1.   **Number of Members**. The Board of Directors of the Corporation will be composed of not less than one (1) member nor more than five (5) members as established by the Board of Directors from time to time.

2.2.   **Authority**. Except as to the limitations as may be set forth in the Articles of Incorporation or these Bylaws, the Board of Directors has full power and authority to manage, supervise and control the affairs and business of the Corporation.

2.3.   **Quorum and Voting**. At any meeting of the Board of Directors, a majority of the number of elected Directors is required to constitute a quorum for the transaction of business. The affirmative vote of a majority of Directors present is required to pass any measure, unless otherwise provided in these Bylaws.

2.4.   **Annual Meeting**. The annual meeting of the Board of Directors will be held immediately following the annual meeting of the Shareholders for the purpose of electing officers and for the transaction of other such business as may come before the meeting. No formal notices of the annual meeting are required.

2.5. **Special Meeting**. Special meetings of the Board of Directors may be called at any time by any Director. The Director calling the meeting shall provide the Secretary with the time, date, and location of the special meeting. Unless notice is waived, the Secretary shall give written notice of the special meeting to each Director by ordinary United States mail, electronic transmission, or facsimile, postmarked or transmitted not less than three (3) days prior to such meeting. Attendance at the meeting will constitute a waiver of notice.

2.6. **Vacancy**. Any vacancy on the Board of Directors will be filled by a majority of the remaining members of the Board. Such person elected to fill such vacancy shall serve until the next annual meeting of the Shareholders.

2.7. **Place of Meetings**. Meetings of the Board of Directors' may be within or outside of the State of Indiana or by means of a conference telephone or similar communications equipment by which all Directors participating in the meeting can simultaneously communicate with each other. Participation by these means constitutes presence in person for purposes of waiver of notice.

2.8. **Action by Consent**. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if the action is taken by all Directors entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by each Director entitled to vote on the action, and delivered to the Corporation for inclusion in the Corporation's minutes or other records reflecting the action taken. Action taken under this section is effective when all Directors entitled to vote on the matter have signed the consent unless the consent specifies a different date, in which case the action is effective on the specified date. A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

ARTICLE III
OFFICERS

3.1. **Number**. The Corporation will have the following officers: a President, a Secretary, a Treasurer, and such other subordinate officers as may be chosen by the Directors at such time, in such manner, and for such terms as the Directors may prescribe. The Corporation may have one or more Vice Presidents. The offices of President, Secretary and Treasurer may be held by the same person. The offices of President and Vice President may not be held by the same person.

3.2. **Election, Term of Office, and Qualifications**. The Directors shall elect the officers each year at the annual meeting of the Board of Directors. The officers will hold their office until a successor is elected, or until the officer resigns or is removed from office.

3.3. **Removal**. The Board of Directors may remove any officer at any time, with or without cause, by a majority vote of the Directors at the meeting called for that purpose.

3.4. **Resignations**. Any officer may resign at any time by giving written notice to the Directors, or to the President or Secretary. The resignation will be effective immediately, unless it specifically provides for a later effective date.

3.5. **Vacancies**. The Board of Directors shall fill any vacancy in an office by a majority vote of the Directors.

3.6. **Duties**. The duties of the officers will be those that are usually imposed upon such officials of a corporation and those imposed by law, and any specific duties assigned to them by the Board of Directors, which are generally described as follows:

A.   President. The President shall serve as the manager of the Corporation and shall supervise and control all of the business and affairs of the Corporation. The President has the authority to sign contracts and leases, and the authority to sell and purchase the Corporation's assets, both real and personal, and to sign all documents related thereto.

B.   Vice President. In the absence of the President or in the event of his death, inability, or refusal to act, the Vice President (and if more than one Vice-President, in the order designated at their election) shall perform the duties of the President.

C.   Secretary. The Secretary shall (a) keep the minutes of the proceedings of the Shareholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law, including notices of special meetings; (c) be custodian of the Corporation's records specified in these Bylaws; (d) have general charge of the Stock Transfer Ledger and Recap of Ownership of the Corporation; and (e) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or the Board of Directors.

D.   Treasurer. The Treasurer shall (a) be responsible for all funds of the Corporation; (b) verify and pay all accounts payable, collect all accounts receivable, and deposit all funds in the name of the Corporation; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or the Board of Directors.

3.7. **Other Offices**. In addition to the offices provided for in this section, the Board of Directors may create and fill other offices at their discretion.

3.8. **Compensation**. Compensation of all officers of the Corporation will be as determined by a majority vote of the Board of Directors.

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ARTICLE IV
CERTIFICATES FOR SHARES OF STOCK

4.1.   **Consideration for Shares**. The Directors shall cause the Corporation to issue the shares of stock of the Corporation ("Shares") for such consideration as they determine to be adequate.

4.2.   **Payment for Shares**. The consideration for the issuance of Shares of the Corporation is any tangible or intangible property or benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the Corporation. When the Corporation has received the consideration for which a Share was authorized to be issued, the Share will be issued as fully paid and non-assessable. In the absence of actual fraud in the transaction, the judgment of the Board of Directors as to the value of such property, labor or services received as consideration is conclusive.

4.3.   **Certificates for Shares**. Shares will be evidenced by a certificate, signed by the President and Secretary of the Corporation. Certificates will contain: a) the name of the Corporation, b) the name of the person to whom it is issued, c) the number and class, if any, the certificate represents, and d) that the Shares are subject to the terms of the these Bylaws or any other agreement regarding the sale or transfer of such Shares.

4.4.   **Lost, Stolen, or Destroyed Certificate**. In the event any previously issued certificate is alleged to have been lost, stolen or destroyed, the Corporation shall issue a new certificate for Shares of the Corporation in its place. The Corporation shall require the owner of such lost, stolen or destroyed certificate, or his legal representative, to furnish an affidavit as to such loss, theft or destruction, and to indemnify the Corporation against any claim that may be made on account of the alleged loss, theft or destruction.

4.5.   **Transfer of Shares**. Transfer of Shares will be subject to the limitations contained in these Bylaws, the Articles of Incorporation, or any other agreement regarding the sale or transfer of such Shares.

4.6.   **Rights**. The Shares of the Corporation are not subject to call, and there are no provisions for any preference, conversion or exchange rights, or rights of retirement on maturity dates.

4.7.   **Dividends**. The Shareholders are entitled to their respective share of net profits. The Board of Directors, by a majority vote, shall determine the amount and timing of the actual distribution of the Corporation's profits or withdrawals in anticipation of profits.

ARTICLE V
SALE AND TRANSFER LIMITATIONS ON SHARES

5.1.   **Transfers**.   If any common stockholder (a "Holder") proposes to sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "Transfer") any such shares pursuant to a bona fide offer acceptable to such Holder, then Holder shall give written notice of the proposed Transfer (the "Transfer Notice") to the Corporation. The Transfer Notice shall state the name of the proposed transferee, the number of shares Holder proposes to transfer (the "Offered Shares"), whether the Offered Shares are vested or unvested, the price per share and all other material terms and conditions of the transfer, including any available exemption from the restrictions set forth in Section 5.2 and 5.3 set forth below, and shall include a confirmation from the Holder that the proposed transferee is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). For clarity, nothing herein will be interpreted to permit the transfer of shares in violation of any agreement between the holder thereof and the Corporation.

5.2. **Consent to Transfer**. Following receipt of the Transfer Notice, the prior written consent of the Corporation (upon duly authorized action of its board of directors) shall be required (and such consent may be withheld) if such transfer (a) would be to an individual, company or any other form of entity identified by the Corporation as a potential competitor; (b) increases the risk of the Corporation having a class of equity security requiring the Corporation to register any class of securities under the Securities and Exchange Act of 1934; (c) would result in the loss of any federal or state securities law exemption relied upon by the Corporation in connection with the initial issuance of such shares or the issuance of any other securities; (d) is facilitated in any manner by any public posting, message board, trading portal, internet site or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; (e) is to be effected in a brokered transaction; (f) represents a transfer of less than all of the shares then held by the Holder and its affiliates or is to be made to more than a single transferee; or (g) is determined by the Corporation's board of directors to require such consent for any legitimate business purpose. The Corporation shall notify Holder within thirty (30) days of receipt of the Transfer Notice indicating whether the proposed transfer requires such consent and if so, whether such consent has been provided (a "Transfer Approval") or withheld (a "Transfer Denial" and together with "Transfer Approval", the "Transfer Determination"). For purposes of clarity, a Holder shall not be entitled to transfer any shares if such proposed Transfer results in a Transfer Denial.

5.3. **Right of First Refusal**.

A. Subject to the exceptions set forth in Section 5.4 below, for thirty (30) days following a Transfer Determination that results in a Transfer Approval, the Corporation or its assigns shall have the option to purchase all or part of the Offered Shares at the price and upon the terms set forth in the Transfer Notice (the "Right of First Refusal"). In the event the Corporation or its assigns, as applicable, elects to purchase all or part of the Offered Shares, it shall give written notice of such election to the Holder within such thirty (30) day period. Within ten (10) days after Holder's receipt of such notice, Holder shall tender to the Corporation at its principal offices the certificate or certificates representing the Offered Shares to be purchased by the

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Corporation, duly endorsed in blank by Holder or with duly endorsed stock powers attached thereto, all in a form suitable for transfer of the Offered Shares to the Corporation. Promptly following receipt of such certificate or certificates, the Corporation or its assigns, as applicable, shall deliver or mail to Holder a check in payment of the purchase price for such Offered Shares; provided that if the terms of payment set forth in the Transfer Notice were other than cash against delivery, the Corporation or its assigns, as applicable, may pay for the Offered Shares on the same terms and conditions as were set forth in the Transfer Notice.

B.   If the Corporation or its assigns, as applicable, does not elect to acquire any of the Offered Shares, Holder may, within the thirty (30) day period following the expiration of the option granted to the Corporation under Section 5.3A above, transfer the Offered Shares that the Corporation has not elected to acquire to the proposed transferee, provided that such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice, such transfer shall be only to a prospective transferee that is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and such transfer shall comply with the Securities Act. Notwithstanding any of the above, all Offered Shares transferred pursuant to this Section 5.3 shall remain subject to these Bylaws and any equity grant agreement such Offered Shares were subject to and such transferee shall, as a condition to such transfer, deliver to the Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of these Bylaws and any applicable equity grant agreement.

C.   After the time at which the Offered Shares are required to be delivered to the Corporation for transfer to the Corporation pursuant to Section 5.3A above, the Corporation shall not pay any dividend to Holder on account of such Offered Shares or permit Holder to exercise any of the privileges or rights of a stockholder with respect to such Offered Shares, but shall, insofar as permitted by law, treat the Corporation as the owner of such Offered Shares.

D.   The Corporation may assign its Right of First Refusal in any particular transaction under this Section 5.3 to one or more persons or entities.

5.4.   **Exceptions**.

A.   The provisions of this Article V may be waived with respect to any Transfer by the board of directors.

B.   The following transactions shall be exempt from the restrictions set forth in this Article V:

i.   any Transfer to or for the benefit of (i) any spouse, children, parents, uncles, aunts, siblings or grandchildren of the Holder or any other relatives of the Holder that have been approved by the board of directors (collectively, "Approved Relatives"), (ii) a trust established solely for the benefit of the Holder and/or Approved Relatives or (iii) where the Holder is a trust, (x) a trust established solely for the benefit of one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries or (y) one or more beneficiaries of the Holder trust and/or Approved Relatives of any such beneficiaries;

        ii.   any transfer made as part of the sale of all or substantially all of the shares of capital stock of the Corporation (including pursuant to a merger or consolidation);

        iii.   any transfer pursuant to an effective registration statement filed by the Corporation under the Securities Act; or

        iv.   a transfer by any Holder of the Corporation's preferred stock, if any, or any shares of common stock issued on conversion thereof.

        C.   In the case of a transfer pursuant to Section 5.4B(i) above, such shares shall remain subject to these Bylaws and any existing equity grant agreement and such transferee shall, as a condition to such transfer, deliver to the Corporation a written instrument confirming that such transferee shall be bound by all of the terms and conditions of these Bylaws and any applicable equity grant agreement and there shall be no further transfer of such shares except in accordance with these Bylaws.

    5.5.   <u>**Termination**</u>. The provisions of Article V shall terminate upon the closing of the sale of shares of common stock in an underwritten public offering pursuant to an effective registration statement filed by the Corporation under the Securities Act.

    5.6.   <u>**Void Transfers**</u>. The Corporation shall not be required (a) to transfer on its books any shares which shall have been sold or otherwise transferred in violation of any of the provisions of this Article V or (b) to treat as owner of such shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom any such shares shall have been so sold or transferred.

    5.7.   <u>**Legends**</u>. The books and records of the Corporation and any certificates representing shares of stock of the Corporation shall contain or bear the following legend (or similar, as determined by the board of directors, in its sole discretion) so long as the foregoing Transfer restrictions are in effect:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO (i) TRANSFER RESTRICTIONS AND (ii) A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), EACH AS PROVIDED IN THE BYLAWS OF THE CORPORATION.

ARTICLE VI
REQUIRED RECORDS; INSPECTION; PRINCIPAL OFFICE ADDRESS

6.1.   **Required Records**. The Corporation must keep at its principal office the following records and information:

A.   Minutes of all meetings of its shareholders and board of directors, a record of all actions taken by the shareholders and board of directors without a meeting, and a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the Corporation.

B.   Copies of its Articles of Incorporation and any amendments or restatements.

C.   Copies of its Bylaws and any amendments or restatements.

D.   All written communications to shareholders generally within the past three (3) years.

E.   Annual financial statements furnished to shareholders for the past three (3) years.

F.   A list of the names and business addresses of the Corporation's current officers and directors.

G.   A record of the shareholders of the Corporation, including each shareholder's name, address, and class and number of shares held.

H.   A copy of the Corporation's most recent Indiana Business Entity Report delivered to the Secretary of State.

6.2.   **Inspection**. Unless otherwise provided in these Bylaws, a shareholder may, at the shareholder's own expense, inspect and copy the Corporation's records described in this section at the Corporation's principal office during ordinary business hours if the shareholder gives the Corporation written notice of the shareholder's request at least five (5) business days before the date on which the shareholder wishes to inspect and copy the records.

6.3.   **Principal Office**. The Corporation's principal office is the address so designated in the Indiana Business Entity Report filed in the Office of the Indiana Secretary of State. The Board of Directors shall establish the principal office of the Corporation.

ARTICLE VII
AMENDMENTS TO THE BYLAWS

7.1.   The Board of Directors, by a majority vote of the actual number of elected Directors, has the power, without Shareholder approval, to amend or restate the Bylaws of the

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Corporation. Such amendments or restatements must be contained in a writing and will be kept with the records of the Corporation.

Adopted on: March 26, 2020